

September 20, 2011

Via E-mail
Mr. Nicolas Matossian
President
Pure Minerals, Inc.
1200 McGill College Avenue, Suite 2050
Montreal, Quebec
Canada H3B 4G7

> **Re:** **Pure Minerals, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2010**
> **Filed January 25, 2011**
> **Form 8-K Dated January 26, 2011**
> **Filed February 10, 2011**
> **File No. 0-52885**

Dear Mr. Matossian:

We have reviewed your filings and have the following comments. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any amendment to your filing and the information you provide, we may raise additional comments.

Form 8-K Dated January 26, 2011

Item 2.01 Completion of Acquisition or Disposition of Assets

1. Item 2.01 of Form 8-K requires disclosure after the acquisition or disposition of a significant amount of assets, specifically the information that would be required if you were filing a Form 10 under the Exchange Act. In this regard please amend your Form 8-K to provide the disclosures under Items 4 through 15 of Form 10, as applicable, or tell us why these disclosures are not required. In addition, please provide the disclosures required by Item 5.02 (c)(2) and (3) of Form 8-K.

Item 9.01 Financial Statements and Exhibits

2. Item 9.01(c) states that the financial statements and pro forma financial information required by Item 9.01 must be included in the initial Form 8-K report if the company was a shell company prior to the transaction. In this regard, please amend your Form 8-K to provide two years of audited historical financial statements of the acquired business as well as unaudited, interim financial statements for the most recently completed quarter and pro forma financial information in accordance with Item 9.01 (a) and 9.01 (b), respectively.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627, or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant